NEWS RELEASE

November 7, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

Rock Samples Return Significant Gold, Copper and Silver

From the Willow Gold-Silver Property, Nevada

In Brief

In October 2008 Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) initiated a follow-up mapping and rock chip sampling program on its wholly owned Willow project in Nevada. The 100% owned Willow project was acquired by staking in 2007. The new work has confirmed that the Willow Project area represents a preserved high sulphidation gold system. Rock samples from exposed breccia zones and veining returned values as high as 0.58 g/t, 289 g/t silver and 4.9% copper.

In Detail

Past geologic and alteration mapping outlined a roughly 2 by 2 kilometer area of intense hydrothermal alteration characterized by silicification, brecciation and alunite, kaolinite and dickite alteration, all features typical of high sulphidation systems. The October 2008 program focussed on an east-west band through this area which included an erosional window through a tabular zone of massive silicification thought to represent the original top of the high sulphidation system. The general geology of the Willow Property consists of an underlying “basement” of argillically-altered rocks of uncertain protoliths that have been protected from erosion by an overlying resistive and extensive cap rock of generally massive silica. Above the silica is a thin sequence of andesitic flows which is overlain by post mineral volcanic rocks. In addition to massive silicification, cross cutting vertical silicified hydrothermal breccias have been identified. These breccias are interpreted to represent the top portion of the feeder structures to the mineralising system and are the target for future exploration. Rock chip samples taken during the course of mapping returned encouraging results.

A total of 45 rock chip, grab and float samples were taken and returned gold values from below detection up to 0.58 g/t gold. The highest gold value came from a float sample of silificed breccia material taken from the northwest end of the property where past soil samples returned values up to 1 g/t gold (see Almaden news release of August 28, 2008). Six samples returned gold values above 100 ppb or 0.1 g/t gold. Silver values ranged from below detection up to 289 g/t silver including three samples over 100 g/t silver. Significant arsenic, barium, mercury and antimony values were returned as well, consistent with the interpretation that the property represents high levels of exposure in a well preserved system. One grab sample of quartz-veined material located on the east end, and lowest elevation of the project, returned 0.11 g/t gold, 162 g/t silver and 4.9% copper. Covellite was identified in the material sampled, a common mineral in high sulphidation systems. The presence of this copper mineral is interpreted to be very encouraging because it suggests that the late brine pulse necessary to form well mineralised high sulphidation systems occurred at the Willow project.

Almaden has initiated an IP geophysical survey now underway and designed to identify high resistivity silica-rich breccias and feeder zones beneath the area of massive silicification. Results will be reported upon their receipt.

Morgan J. Poliquin, President and COO of Almaden and a qualified person under the meaning of National Instrument 43-101 has reviewed the technical information in this news release. Samples were analysed at ALS Chemex labs of North Vancouver using industry standard fire assay, agua regia and ICP methodologies.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Alternext US have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.